Exhibit (g)(1)

Talking Points

February 29, 2016

•	II-VI has updated its tender offer price to $0.85/share

•	II-VI has extended the tender offer to March 11, 2016

•	The Board of Anadigics needed to finish the auction process, which began in November 2015, because of negative effects on Anadigics’s business and financial condition, including its cash flow

•	The II-VI offer is the winning proposal from that auction

•	Anadigics needs a line of credit and II-VI provided it as part of its offer

•	II-VI can close its tender offer in 10 business days, while any other bidder would need months

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